Nutripy is pending **StartEngine Approval.**

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $100K goal

Nutripy

Health for people who have demanding lifestyles

Small OPO
LAGUNA BEACH, CA
Health Tech
Accepting International Investment

Chat


RICH
nutripy

This is Lifestyle Nutritio

Chat

Invest in Nutripy

"When I sold my health care marketing company two years ago, I spent a lot of time in the gym working out. My recovery time was hard and painful. A friend suggested I take Glucosamine and L-Glutamine to help my ongoing pains. 35 years of healthcare experience made me wary of


nutripy

supplementation, yet after doing some research, I realized most supplements were sold over the counter with little oversight and quality control, which resulted in less than adequate results. However, buying them from licensed health care providers, these supplements worked incredibly well. Thus, started my quest discovering how the m
the best quality supplementation not available in stores
worked. It was not pretty.

Traditional channels of distribution through alternative healthcare providers offered no formal education and were limited in what they could dispense from their practice. I was not able to ethically purchase pharmaceutical grade supplements online. I realized it would be a great opportunity to make them available directly to consumers everywhere.

I founded Nutripy to provide missing availability for these pharmaceutical grade supplements and be sure consumers were recommended the right products to power the way they lived their lives. I managed to sign 55 agreeme
healthcare providers, securing the right to sell onlin
to the consumers. This is a major breakthrough.

I've staffed Nutripy with experts in the field of nutrition and supplementation. This is also something missing in today's marketplace for superior supplementation. Currently alternative healthcare professionals with little or no training in nutrition are dispensing for "patients". I don't think that someone out to optimize their lifestyle should be considered a patient and jump through the hoops patients go through to get this Nutripy support so readily available.

I am raising capital to build Nutripy to help millions of people purchase the right, superior supplements they need to enhance their health and optimize their demanding lifestyles."

To your health,

Jeffrey Moore,
Founder and CEO

The Opportunity

Investment

$0.10/share | When you invest you are betting the company's future value will exceed $600,000.

Chat

Perks

Invest $500 - 10% discount on any purchase for 1 year from your investment.

Invest $1,000 - 25% discount on any purchase for 1 year from your investment.

Invest $5,000 - 10% discount for the life of your membership

Our mission is to support the health for people who have demanding lifestyles.

Selling Pharmaceutical Grade Supplements Online

Nutripy delivers **superior nutrition supplements** with healthy meal plans for each person's lifestyles and goals.


322
nutripy™
WELLNESS CENTER



Chat

The Nutripy Way

The Four Pillars of Our Service



Tailored Assessment

Nutripy is designed to provide a simple health and wellness regimen that's tailored to the lifestyle people already lead each day. It all begins with a standardized assessment to ascertain the demands in each lifestyle.



Pharmaceutical-Grade Supplementation

Store supplements that many take are riddled with issues from fillers to being useless; 90% come from the same 5 cities in China. Nutripy delivers American, pharmaceutical grade, GMP supplements and tracks the results they promise for everyone.



Targeted Diet

Optimizing a lifestyle can be more than supplementation. Nutripy also provides targeted meal plans that help achieve the best each person can be through proper eating too.



Ongoing Professional Support

Nutripy "customer service" is headed by specialists in nutrition that can answer meal, lifestyle and supplementation o as well as check ea member's monthly progress survey.

Life gets in the way of eating right. With a quick lifestyle assessment to put us on track, Nutripy supports the way you live, getting the right fuel into your body for the way you choose to live. Members get objective nutrition supplement plans that provide immediate support, as well as easy recipes, meal plans, activities and motivation. Nutripy provides members with optimal health and wellness support for the life they REALLY live. Single mom to athlete, student to working long hours.

Through technology, Nutripy gives everyone the power of professional supplementation that's specially tailored to the *real* lifestyles that lead. No time-consuming trip or appointment to mess up your day. No fee for a doctor's visit. And no dispensary, that sells what is in stock.

We cultivate our love of science and the soul through the highest commitment to training and an understanding of diet. Our Founders, management and staff are all from nutrition and healthcare and committed to keeping our recommendations as sound support for the way anyone chooses to live.

The Supplements Market Is Enormous **But...**

Most people take some form of supplement. It could be vitamins, probiotics, minerals or herbs. Seldom do they know why and **they are ingesting poor quality products** mostly made by five large manufacturers, all based in China. These factories have been shut down nearly **30 times in the last 5 years.** Why? Because they violated the truthfulness of the ingredients, sometimes using house plants as the active ingredient.



To learn more read this article published in the New York Times. It is just unbelievable.

And there's more. Multi-Level Marketing (MLM) is still prominent in the supplementation market. We can define these as profit centric products that must pay out at many levels before focusing on ingredients. In fact the third largest MLM in the world is Herbalife as an $8 Billion dollar supplement company.


Buy One, Get One
50% Off
START
2015
STRONG
GNC

According to the Harvard Medical School website, Dietary supplements are wildly popular. About 114 million Americans — roughly half the adult population — take at least one supplement, running up a collective tab of over $28 billion in 2010 alone. It's easy to see why supplements are such big sellers. The public has a legitimate desire for good health, and the supplement industry has a strong desire for good sales.

Chat

The global dietary supplements market is expected to reach USD 278.02 billion by 2024, according to a new report by Grand View Research, Inc.

We've Signed 55 Agreements for a Complete Portfolio of Medical Grade Supplements

Chat

Ortho Molecular Products
Pacific BioLogic — Powerful Tools for Gentle Healing
Prescribed Choice — Professional Nutraceutical Formulations
Priority One — Nutritional Supplements
ProSymbiotics
Progressive Laboratories
Protocol for Life Balance
pure encapsulations — Nothing But Pure
Metagenics
Douglas Laboratories
designs for health — Science first.
Arthur Andrew Medical

Our Team


mobilitie

Recognition

Jeffrey Moore was a nominee for the "Excellence in Entrepreneurship Awards" by the Orange County Business Journal. He was also recognized as the 2016 "Modern Man" by Modern Luxury Magazine.

MODERN LUXURY

Chat
Chat
Chat

Timeline

February 2015

Nutripy begins introductory testing

Contracts explored allow 55 brands only offered by alternative healthcare professionals available ethically online

April 2015

Management team is assembled

Far reaching experience in nutrition development and healthcare marketing make up core staff for content development

July 2015

Extensive Market Research of Business Model

Hired market research firm for blind survey of concept and price point with highly encouraging results

October, 2015

Jeffrey Moore Nutripy Launch Featured in Modern Luxury Magazine

Modern Men Making Modern Changes

January 2016

Code is started for the beta website

February 21, 2016

Radio with Joanna Degeneres

"Get the Funk Out" press picks up the concept of superior supplementation for every lifestyle accessible over the Internet professionals

July 2016

Content completed for beta site

December 2016

Beta site ready for launch

Marketed to our friends & Family as a "beta tester" offer

March 2017

Ready for soft launch

All code, content and operational aspects of Nutripy are now robust and ready for full marketization

Chat

Chat

Chat

In the Press

MODERN LUXURY

KUCI 88.9FM

SHOW MORE

Chat

Meet the Founder



Chat

Jeffrey Moore

Founder & CEO

Jeffrey founded Nutripy in 2015 and directs all content activities for the Nutripy site and runs everyday business for the company. He brings entrepreneurship, brand building and a strong understanding of consumers to his vision for "lifestyle nutrition". A seasoned health care professional with 35 years owning a series of very successful advertising agencies in the healthcare market space including The Moore Group for 16 years and 3v07 for 11 years. In each of these cases Jeffrey was the founder , Strategic and Creative Director for these agencies. Jeffrey has worked with market-leading healthcare companies to launch more than 200 brands including accomplishments for Neutrogena, Allergan, Alcon, Hitachi, as well as countless start-ups. He has won creative and strategic awards for his work on the Internet. Prior to creating two successful healthcare agencies, Jeffrey was the youngest salesperson hired in the history of Sandoz Pharmaceuticals and held that position 3 years, then promoted into marketing manager for Sandoz' line of pain products which he managed for two years before striking out on his own. Jeffrey has a personal relationship with nutrition stemming from his career work in healthcare as well as developing his own program for muscle development, stamina and recovery. He is a graduate of the University of San Diego

Chat

Chat

And the Rest of the Team



James Pendelton



Philip Hodge



Tim Friday



Jessica Leibovich

Vice President of Science

James developed developed the assessment protocols and treatment formularies for Nutripy, oversees nutritionist interactions with members and engenders the healthcare culture at the company. His resume includes currently managing a family medical practice in Seattle. Prior to this directing a VIP medical center in Abu Dhabi and heading research and development for a major nutrition supplement manufacturer. James has also taught graduate and undergraduate sciences as an assistant professor, and authored several books in the field of nutrition and herbs. While James has worked on projects throughout most of the world, his current private practice in primary care keeps him on the pulse of what works in nutritional supplementation. James brings a well-founded ability to help people meet lifestyle goals. James obtained his medical training at exclusive Bastyr University after earning an undergraduate BS in microbiology from Florida Atlantic University.

Vice President of Operations

Philip has extensive senior level experience in general and operational management, sales and marketing positions and brings corporate planning, business development, team building, customer relations, revenue growth and new product development skills. He served as a managing partner for CAREForce, a medical management company from 2012 until becoming COO of Nutripy. In addition, he has served as Chairman of the Board for the non-profit RK Ministries since 2002. RK ministries is an educational organization serving the needs of community and first responders. He was responsible for the turnaround of Solvere Inc., a medical professional placement company and expanded business operations in Intelligent Connections Inc., a micro-electronics company, from $1 million to $35 million annually. His extensive experience with start-up companies with successful growth is the driver for Nutripy operations. Additionally, he has over twenty years of experience resolving significant issues of growth and personnel management as the CEO, COO and Vice President in larger corporations. Philip holds a Certified Medical Revenue Management (CMRM) certification and is a member of MGMA (Medical Group Management Association). Philip holds a BA degree in physics, with a minor in economics from the University of California at San Diego, and was a research assistant for two years in the physics PhD program at the same institution. He is currently a member of the adjunct faculty for the Health Information Technology program at Saddleback College in Mission Viejo, CA.

Senior Vice President

Tim brings strong credentials in nutritional science to his role at Nutripy, which includes market research, development of nutritionist support and responsibility for operational aspects of the business. He is an advisor of the company. Beginning his career as a research scientist, Tim made his mark in the Nutritional Research Department of Mead Johnson, a pioneer in nutritional products. Tim's participation in research resulted in the development of an improved-generation Enfamil® Infant Formula, Flexical®, and IsoCal®, all now nutritional standards. Lever¬aging his science background, Tim became Clinical Communications Director at Mead Johnson with primary responsibilities integrating clinical science into professional and consumer educational programs. Tim has also held senior management positions in med¬ical advertising, most recently serving as Corporate Vice President, Medical Communications for a nationwide agency. Tim is accomplished in co-authoring articles published in peer-reviewed journals, presenting investigational results at clinical meetings, and lecturing before dietician and nutritionist meetings. Tim obtained this BS degree from Rockford College, an MS from Northern Illinois University, and attended the Biomedical Graduate School at the University of Tennessee.

Master Chef

Jessica, recognized as one of the leading personal chefs in the country, develops Nutri¬r plans. She is an adviso company. Her professional career began 18 years ago when she graduated from prestigious Johnson and Wales with a degree in the Culinary Arts. She went on to study cooking from scratch with fresh ingredients from the earth in the French countryside of Burgundy at Lavarenne Academy. Over the past 14 years, working hand in-hand with doctors and nutritionists, Jessica has become the "go to" chef for anyone needing special dietary customization. Her clients have included professional athletes, cancer patients, diabetics, lyme sufferers, celebrity VIP's and many others. Jessica h established program incorporate more than just meal planning, diet, and recipes. Her signature process is a holistic program that incorporates meditation, an integrative fitness system of yoga, resistance and strength training, wellness retreats, and cooking. Jessica now coaches an understanding of how nutrition affects longevity and what is important to incorporate in our diet through amazingly delicious recipes that are simple to prepare with delicious and nourishing foods. Her ground-breaking achievements in nutritional program development are guided by her deeply-held belief: "With nutrition and w needs being evaluated supported, your health flourishes."

Chat
Chat
Chat

Offering Summary

Nutripy, Inc. (the "Company") is offering up to One Million (1,000,000) shares of its Common Stock on a "best efforts" basis. The offering will continue for 60 days (end date may be extended at our option) or the date when all the shares have been sold. The shares will be pric
$0.10 per share.

Chat

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Maximum 1,000,000 shares of Common Stock ($100,000)

Minimum 100,000 shares of Common Stock ($10,000)

Company	Nutripy, Inc.
Corporate Address	573 Temple Hills Dr, Laguna Beach, CA 92651
Description of Business	Health for people who have demanding lifestyles - Nutripy delivers superior nutrition supplements with healthy meal plans for each person's lifestyles and goals.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$100.00

Chat

Perks

Invest $500 - 10% discount on any purchase for 1 year from your investment.

Invest $1,000 - 25% discount on any purchase for 1 year from your investment.

Invest $5,000 - 10% discount for the life of your membership.

Irregular Use of Proceeds

All use of funds have been fully disclosed for their intended use.

Offering Details

Form C Filings

Chat

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Nutripy to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

Chat

Chat

About

Blog

About Us

FAQ

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Chat

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat